SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

GREENWICH ADVISORS INDIA SELECT FUND

A SERIES OF THE

GREENWICH ADVISORS TRUST

LETTER OF INVESTMENT INTENT

February 9, 2007

To the Board of Trustees of Greenwich Advisors Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Greenwich Advisors India Select Fund, a series of the Greenwich Advisors Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Greenwich Advisors, LLC

By:__/s/ Suhas S. Kundapoor_____

Its:_President/ Managing Member _